LEE ENTERPRISES, INCORPORATED

                              PART I.  EXHIBIT 11

                   Computation of Earnings Per Common Share
                    (In Thousands Except Per Share Amounts)


                                      Three Months Ended   Six Months Ended
                                           March 31,          March 31,
                                        1996      1995      1996      1995
                                                    (Unaudited)

Net income applicable to common
  shares                              $ 10,805  $ 11,116  $ 26,745  $ 27,942

Shares:
  Weighted average common shares
    outstanding                         47,026    44,582    47,202    44,900
  Dilutive effect of certain stock
    options                                754       638       861       620
  Average common shares outstanding
    as adjusted                         47,780    45,220    48,063    45,520

Earnings per common share             $    .23  $    .25  $    .56  $    .61